Exhibit 12.1

NATIONAL CINEMEDIA, LLC

COMPUTATION OF Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Years Ended
	Dec. 29, 2016	Dec. 31, 2015	Jan. 1, 2015	Dec. 26, 2013	Dec. 27, 2012
Earnings:
Income before income taxes	$109.5	$87.6	$97.1	$163.6	$101.6
Fixed charges	53.1	52.7	61.3	61.8	57.7
Total Earnings	$162.6	$140.3	$158.4	$225.4	$159.3
Fixed Charges:
Interest expense	$50.5	$50.1	$58.5	$59.0	$55.3
Amortized premiums, discounts and capitalized expenses related to indebtedness	2.6	2.6	2.8	2.8	2.4
Total Fixed Charges	53.1	52.7	61.3	61.8	57.7
Ratio of earnings to fixed charges	3.1x	2.7x	2.6x	3.6x	2.8x

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus equity loss from investment, net and fixed charges, and fixed charges consist of interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness.